Exhibit 99.1

VITRU
LIMITED
Announces

First

Quarter 2021
Financial
Results

Florianopolis, Brazil, May 26, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure digital education group in the post-secondary digital education market in Brazil, today reported financial and operating results for the three months period ended March 31, 2021 (first quarter 2021 or 1Q21). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the UNIASSELVI brand with almost 321 thousand students in digital education undergraduate and graduate courses, more than 3.3 thousand tutors and 743 hubs distributed throughout Brazil.

1Q21 Vitru’s results confirming our DNA of accelerated growth combined with value creation

To our shareholders

During the past quarter, we maintained our solid growth trajectory while focusing on operational and quality drivers. Although the challenges and uncertainties of the Covid-19 pandemic are still present, we managed to substantially expand our intake, students base and margins.

The intake process for the first semester of 2021 resulted in a growth of 32% when compared to the same period in 2020. The average ticket for the intake in 1H21 (normalized when taking into account a full semester of revenues contribution after the intake) was virtually stable vs 1H20, which confirms the resilience of our academic model. Meanwhile we reached 743 hubs all over Brazil, almost 90% of them still in maturation, which confirms our ability to quickly expand our presence so more and more students can benefit from our high-satisfaction academic model at an affordable price. Growth was particularly noticeable in the Southeast Region, Brazil’s largest in population, where we increased our students base by 85% in 1Q21 vs 1Q20.

Net Revenue increased 17.2% in 1Q21 vs 1Q20, led by our Digital Education segments (Undergraduate and Graduate). While delivering an attractive service to our students, we also had important improvements in operational leverage. After a successful pilot project developed in 2020, we launched in 1Q21 the Flex Courses concept, a new academic model to offer our class-based, tutor-centric experience in smaller cities in Brazil, and hence serve students that would be reached in our traditional model. With this and other initiatives, in 1Q21 our Adjusted EBITDA margin increased to 26.7%, 4.3p.p higher than in 1Q20, leading to a 39.6% YoY growth in Adjusted EBITDA, to R$ 40.2 million.

Looking forward, we keep focused on boosting growth both organically and inorganically. Among the organic initiatives, besides the continued expansion and maturation of our hubs base, I would like to highlight the decision to extend the offering of technical courses throughout Brazil, after the success of the pilot project launched earlier this year. Regarding M&A opportunities, we are advancing in the analysis and negotiation of some opportunities which we hope to announce soon, aligned to our digital strategy and to the use of proceeds stated during our IPO process.

We believe that the prospects for the digital education segment are significant, given the changes in studying habits brought by the pandemic. Our numbers and continued growth confirm our positive vision for Vitru and the overall digital education activity. And we will endeavor to fulfil our mission of positively impacting the lives of hundreds of thousands of Brazilians through our high-quality digital education offerings.

Pedro Graça, Vitru’s CEO

1Q21 Results	2

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its first quarter 2021 results via conference call.

When: Wednesday, May 26th, 2021 at 4:30 p.m. ET (5:30 p.m. BR).

Dial-in: +(833) 614-1391 (U.S. Toll-Free); +1 (914) 987-7112 (International).

Conference ID: 2578317.

Webcast: https://investors.vitru.com.br/

Replay: available at our website.

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Manager
Investor Relations Contact	ir@vitru.com

1Q21 Results	3

1Q21 highlights

●	Strong intake in 1st semester 2021 (increase of 32% vs the same period of 2020) even with the delay of the ENEM[1] and the current economic crisis, confirming the resilience of our model;
●	Nearly 321 thousand digital education students, with relevant growth in the Southeastern region;
●	Net revenue in the core DE (Digital Education) Undergraduate business increasing 19.7% in 1Q21 vs 1Q20, with Consolidated Net Revenues up 17.2%;
●	Consolidated Adjusted EBITDA increased 39.6% in 1Q21 vs 1Q20, with Adjusted EBITDA Margin increasing 4.3 percentage points (p.p.) to 26.7% in 1Q21;
●	Adjusted Net Income down 37.5% in 1Q21 vs 1Q20, due to the recognition in 1Q20 of deferred tax assets (one-off positive event);
●	Adjusted Cash Flow from Operations increased 54.9% to R$ 39.2 million in 1Q21, with a solid improvement in Adjusted Cash Flow Conversion from Operations to 107.1% (vs 96.6% in 1Q20).

________

1 ENEM is a non-mandatory, standardized Brazilian national exam, taken at the end of high school in Brazil.

Table 1: Key financial highlights

R$ million (except otherwise stated)	1Q20	1Q21	% Chg
Net Revenue	128.6	150.7	17.2%
DE Undergraduate Net Revenue	100.6	120.4	19.7%
Adjusted EBITDA[1]	28.8	40.2	39.6%
Adjusted EBITDA Margin	22.4%	26.7%	4.3pp
Adjusted Net Income[2]	25.6	16.0	-37.5%
Cash flow from operations	27.6	45.9	66.3%
Adjusted cash flow conversion from operations[3]	96.6%	107.1%	10.5pp

(1)	For a reconciliation of Adjusted EBITDA see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation between Adjusted EBITDA” at the end of this document.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

1Q21 Results	4

Businesses Seasonality

Vitru’s digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, Vitru generally experiences a higher number of enrollments in the first semester of each year than in the second semester of each year, due to the high school calendar in Brazil, where classes conclude in December. New enrollments in Digital Education Undergraduate courses are concentrated in the 1st and 3rd quarters (beginning of academic semesters in Brazil).

The seasonality in enrollments has a direct impact on revenues. In addition, Vitru generally records higher revenue in the second and fourth quarters of each year reflecting the impact of the dynamics of the intake cycle.

Additionally, a significant portion of expenses are also seasonal. For example, due to the nature of the intake cycle, a relevant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in the first quarter of each year.

Below is the breakdown of the consolidated Adjusted EBITDA and the intake of the Digital Education Undergraduate segment over the past four quarters of the financial year ended on December 31, 2020 and the first quarter of 2021:

1Q21 Results	5

OPERATING RESULTS

Students base and hubs

The number of enrolled students is a relevant operational metric for Vitru. As of March 31, 2021 Vitru had 328.8 thousand students enrolled in the courses provided, an increase of 14.7% over the same period of the prior year.

Another relevant metric is the percentage of digital education students to total enrolled students, which best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of March 31, 2021 students enrolled in digital education represented 97.5% of the total number of enrolled students, up 0.9 percentage point (pp) from the same period of the prior year.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled students base. A relevant portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last years. In fact, 88.8% of the current 743 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 32.1%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and hubs

‘000 and %	1Q20	4Q20	1Q21	Δ1Q21 x 1Q20	Δ1Q21 x 4Q20
Total enrolled students	286.5	309.6	328.8	14.7%	6.2%
% Digital education to total enrolled students	96.6%	97.4%	97.5%	0.9 pp	0.1 pp
Number of digital education students	276.9	301.6	320.6	15.8%	6.3%
Undergraduate students	232.9	257.0	272.8	17.1%	6.1%
Graduate students	44.0	44.6	47.8	8.6%	7.2%
Number of hubs	562	709	743	32.2%	4.8%
% of Expansion hubs (i.e. excluding Base hubs)	85.1%	88.3%	88.8%	3.7 pp	0.5 pp
Theoretical maturation index (i)	32.1%	30.1%	32.1%	0.0 pp	2.0 pp

(i)The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

1Q21 Results	6

Tuition and Ticket

Table 3: Tuitions and ticket

	1Q20	1Q21	% Chg
Digital Education Undergraduate Tuitions (R$ MM) (i)	162.2	181.9	12.1%
Average Ticket DE undergraduate (R$/month) (ii)	289.4	277.0	-4.3%

(i)The tuitions are net of cancellations
(ii)In the first quarter, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of the Digital Education Undergraduate Tuitions net of cancellations of the quarter divided by the average number of students between the beginning and the end of the quarter.

The compelling strength and sustainability of Vitru’s growth and the maturation of its hubs can be demonstrated by the total amount charged as courses tuition from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuition less other academic revenue and cancellations).

DE Undergraduate tuitions for 1Q21 amounted to R$181.9 million, 12.1% higher than the R$162.2 million recorded in 1Q20, reflecting mostly the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket of Digital Education Undergraduate courses decreased 4.3%, from R$289.4 in 1Q20 to R$ 277.0 in 1Q21. This reduction of average ticket in DE Undergraduate is due to the late arrival of students in 1Q21 compared to the profile observed in 1Q20, mainly as a result of the delay of the ENEM national exam (an important driver of enrollments in the Brazilian higher education sector), as shown in the chart hereunder.

1Q21 Results	7

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue in 1Q21 was R$150.7 million, up 17.2% from 1Q20. This organic growth was driven by the increase in the number of enrolled students in the Digital Education undergraduate segment.

Net Revenue Breakdown (%)

Net Revenue from digital education undergraduate courses in 1Q21 was R$120.4 million, up 19.7% from R$100.6 million in 1Q20, solely on an organic basis. This achievement was primarily driven by the 17.1% increase in the student base, as a result of the aforementioned expansion and maturation in operational hubs.

Net Revenue from continuing education courses for 1Q21 was R$17.0 million, up 77.1% from R$9.6 million in 1Q20. The intake process of graduate courses was positively impacted by the new digital marketing approach implemented in late 2020.

1Q21 Results	8

Net Revenue from on-campus undergraduate courses in 1Q21 amounted to R$13.3 million, a decrease of 27.7% from R$18.4 million in 1Q20. The decrease was primarily attributable to the ongoing shift to digital education as a whole, as a result of the increased number and attractiveness of digital education undergraduate courses. The decline in the on-campus performance is in line with the Company’s expectation that the contribution and relevance of this segment to consolidated results will continue decreasing over time.

Table 4: Net Revenue Breakdown

R$ million	1Q20	1Q21	% Chg
Digital education undergraduate	100.6	120.4	19.7%
Continuing education	9.6	17.0	77.1%
On-campus undergraduate	18.4	13.3	-27.7%
Net Revenue	128.6	150.7	17.2%

Cost of Services

Cost of services in 1Q21 amounted to R$53.0 million, 7.3% lower than the R$57.2 million reported in 1Q20. Cost of services includes certain one-time restructuring costs as well as depreciation and amortization expenses, which were R$10.9 million in 1Q21 and R$7.6 million in 1Q20.

Cost of services as reported in the Adjusted EBITDA calculation was R$39.3 million in 1Q21 and R$47.0 million in 1Q20, representing a year-over-year decrease of 16.4%, and a decrease of 10.4 p.p. as a percentage of Net Revenue in each period. This substantial decrease was primarily attributable to four factors: (i) optimizations in personnel costs, including as a result of the full implementation of the Flex Course academic model that was launched (as a pilot project) in the second semester of 2020; (ii) overall gains of scale as we grow further the business and dilute fixed costs; (iii) a R$3.3 million non-recurrent recovery of past costs in our On-campus segment, as the settlement of a dispute with certain providers; and (iv) an important reduction in the cost of the academic material sent to students, not only because of reduced all-in unitary costs of books sent, but also due to a R$3.0 million provision incurred in 1Q20 for books that were supposed to be sent to students during the first weeks of the Covid-19 pandemic in Brazil (such provision was later reverted in 2Q20, when those books were not actually sent).

Table 5: Cost of Services

R$ million	1Q20	1Q21	% Chg
Cost of Services	57.2	53.0	-7.3%
(-) Depreciation and amortization	(7.6)	(10.9)	43.4%
(-) Restructuring expenses	(2.6)	(2.8)	7.7%
Cost of Services for Adj. EBITDA calculation	47.0	39.3	-16.4%
as % of Net Revenue	36.5%	26.1%	-10.4pp

1Q21 Results	9

Gross Profit and Gross Margin

Gross Profit in 1Q21 was R$97.7 million, 36.8% higher than the R$71.4 million in the 1Q20, while Gross Margin increased 9.3 pp to 64.8% from 55.5% 1Q20. This increase was primarily attributable to the aforementioned optimization in personnel costs, reduction in the cost of academic material sent to students as well as overall gains generated from scale.

Operating Expenses

SG&A Expenses

Selling expenses in 1Q21 were R$38.5 million, an increase of 18.1%, compared to R$32.6 million in 1Q20.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e. excluding the depreciation and amortization expenses in 1Q20) were R$38.5 million in 1Q21 and R$29.3 million in 1Q20 representing a YoY increase of 31.4%.

Table 6: Selling expenses

R$ million	1Q20	1Q21	% Chg
Selling expenses	32.6	38.5	18.1%
(-) Depreciation and amortization expenses	(3.3)	—	n/a
Selling expenses for Adj. EBITDA calculation	29.3	38.5	31.4%
as % of Net Revenue	22.8%	25.5%	2.7pp

This increase is attributable to the strong growth in Digital Education in 2020 (as most of the Selling Expenses is aimed at attracting new students for the DE Undergraduate segment) as well as higher expenses with online advertising as a response to (i) the challenges related to the COVID-19 pandemic in the enrollment process of 1Q21, when the hubs (an important channel in the Company’s sales process) were mostly closed; and (ii) the stronger selling efforts in 1Q21 given the postponement, to late-March 2021, of the release date of the ENEM exam results (as opposed to the typical period of early-January).

General and Administrative (G&A) expenses in 1Q21 were R$21.8 million, an increase of 45.3%, compared to 1Q20. First quarter 2021 was negatively impacted mostly by expenses related to our share-based compensation plan and one-time restructuring and M&A expenses.

1Q21 Results	10

G&A expenses as reported in the Adjusted EBITDA calculation were R$13.0 million in 1Q21 and R$10.7 million in 1Q20, representing an increase of 21.5%. Regarding Adjusted G&A expenses as a percentage of Net Revenue it was 8.6% in 1Q21, an increase of 0.3 pp compared to 8.3% in 1Q20. This increase is attributable to a slight growth in personnel expenses given our new reality as a listed company.

Table 8: G&A expenses

R$ million	1Q20	1Q21	% Chg
General and Administrative (G&A) expenses	15.0	21.8	45.3%
(-) Depreciation and amortization expenses	(2.9)	(3.0)	3.4%
(-) Share-based compensation plan	(1.4)	(5.0)	257.1%
(-) Restructuring, M&A and pre-offering expenses	—	(0.8)	n/a
G&A expenses for Adj. EBITDA calculation	10.7	13.0	21.5%
as % of Net Revenue	8.3%	8.6%	0.3 pp

Net impairment losses on financial assets

Net impairment losses on financial assets represent the provisions for doubtful accounts, or PDA. In 1Q20, the Company implemented a stricter policy for the calculation of the PDA, which has been in place since then. As a result, a substantially higher PDA charge was reflected in 2020 vs the previous years.

In 1Q21, the PDA impact was R$25.0 million, which represents 16.6% of the net revenue in the period. In 1Q20, the PDA was R$16.6 million, equivalent to 12.9% of the net revenue. The year-over-year increase in the annual rate is mainly explained by changes in the mix of students (given the stronger intake of newcomers in the 2H20) as well as the current economic and sanitary crisis, whose effects in the 1Q20 numbers were not as relevant.

1Q21 Results	11

Adjusted EBITDA

Adjusted EBITDA in 1Q21 totaled R$40.2 million, up 39.6% from R$28.8 million in 1Q20. Adjusted EBITDA Margin was 26.7%, a 4.3 pp increase compared to 22.4% for 1Q20. These increases in the Adjusted EBITDA margins were primarily attributable to the improvement of the Gross Margin, for the reasons stated earlier.

Notes: (i) all figures in this slide include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial and contract assets” in our Financials

Adjusted Net Income

Adjusted Net Income in 1Q21 was R$16.0 million, down 37.5% from the same period of the prior year. This YoY decrease is due the recognition of deferred taxes assets, in 1Q20, for an amount of R$17.9 million. Were it not for such one-off event, Adjusted Net Income would have grown 32.4% in 1Q21 vs 1Q20.

1Q21 Results	12

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$39.2 million, a substantial increase of 54.9% vs the number presented in 1Q20. Likewise, the Adjusted Cash Flow Conversion from Operations increased to 107.1% in 1Q21 from 96.6% for 1Q20. These increases were primarily attributable to a continued discipline in receivables management.

Table 9: Cash Flow & Cash Conversion

R$ million	1Q20	1Q21	% Chg
Cash Flow from Operations	27.6	45.9	66.3%
(+) Income Tax Paid	(2.3)	(6.7)	191.3%
Adjusted Cash Flow from Operations	25.3	39.2	54.9%
Adjusted EBITDA	28.8	40.2	39.6%
(-) Non-recurring Expenses	(2.6)	(3.6)	38.5%
Adjusted EBITDA including Non-recurring Expenses	26.2	36.6	39.7%
Adjusted Cash Flow Conversion from Operations[1]	96.6%	107.1%	10.5 pp

(1)The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Non-GAAP Financial Measures”.

CAPEX

Capital Expenditures in 1Q21 totaled R$9.4 million, 56.1% lower than the amount of 1Q20 (R$21.4 million). This decrease was mainly due to lower investments in property and equipment, given the reduction of own hubs opened in 1Q21 vs 1Q20.

Table 10: CAPEX

R$ million	1Q20	1Q21	% Chg
Investing activities	21.4	9.4	-56.1%
Property and equipment	10.5	2.3	-78.1%
Intangible assets	10.9	7.1	-34.9%
Investing activities as % of Net Revenue	16.6%	6.2%	-10.4pp

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure digital education postsecondary group in Brazil based on the number of enrolled undergraduate students as of December 31, 2019 according to the Brazilian Ministry of Education (Ministério da Educação), or the MEC in October 2020, the latest data available.

Vitru is listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18th, 2020 and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

1Q21 Results	13

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

●	Digital education undergraduate courses. What differentiates Vitru’s digital education model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses. This is Vitru’s largest business unit, accounting for approximately 80% of net revenue of 1Q21.
●	Continuing education courses. Vitru offers continuing education and graduate courses predominantly in pedagogy, finance and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online and (iii) on-campus;
●	On-campus undergraduate courses. Vitru has 14 campuses that offer traditional on-campus undergraduate courses, including engineering, law and health-related courses.

FORWARD – LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about the impact of the COVID-19 outbreak on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our

1Q21 Results	14

compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic, and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3. Key Information – D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at: investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information for the convenience of the investment community, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

●	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, CSLL, which are social contribution taxes;
●	financial results, which consists of interest expenses less interest income;
●	depreciation and amortization;
●	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
●	impairment of non-current assets, which consists of impairment charges associated with on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
●	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;

1Q21 Results	15

●	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others;
●	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss)for the period plus:

●	share-based compensation plan, as defined above;
●	M&A, pre-offering expenses and restructuring expenses, as defined above;
●	impairment of non-current assets, as defined above;
●	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
●	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
●	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to investment community. These summarized, non-audited or non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables in the end of this document.

1Q21 Results	16

FINANCIAL TABLES

Unaudited Interim condensed consolidated statements of income for the three-months period ended March 31, 2021 and 2020 (in millions of Brazilian Reais, except earnings per share)

	1Q20	1Q21

NET REVENUE	128.6	150.7

Cost of services rendered	(57.2)	(53.0)

GROSS PROFIT	71.4	97.7

General and administrative expenses	(15.0)	(21.8)
Selling expenses	(32.6)	(38.5)
Net impairment losses on financial assets	(16.6)	(25.0)
Other income (expenses), net	0.9	0.3
Operating expenses	(63.3)	(85.0)

OPERATING PROFIT (LOSS)	8.1	12.7

Financial income	4.1	9.2
Financial expenses	(12.5)	(13.5)
Financial results	(8.4)	(4.3)

PROFIT (LOSS) BEFORE TAXES	(0.3)	8.4

Current income taxes	(9.7)	(10.8)
Deferred income taxes	23.8	24.1
Income taxes	14.1	13.3

NET INCOME (LOSS)	13.8	21.7

Other comprehensive income	—	—

TOTAL COMPREHENSIVE PROFIT (LOSS)	13.8	21.7

Basic earnings (loss) per share (R$)	0.82	0.94
Diluted earnings (loss) per share (R$)	0.79	0.88

1Q21 Results	17

Unaudited Interim condensed consolidated Balance Sheets as of March 31, 2021 and 2020 (in millions of Brazilian Reais)

	December 31, 2020	March 31, 2021
ASSETS

CURRENT ASSETS

Cash and cash equivalents	85.9	95.5
Short-term investments	515.2	517.5
Trade receivables	115.1	125.8
Income taxes recoverable	2.2	—
Prepaid expenses	10.2	12.5
Other current assets	3.1	2.6
	731.7	753.9

Assets classified as held for sale	—	—

TOTAL CURRENT ASSETS	731.7	753.9

NON-CURRENT ASSETS

Trade receivables	6.9	6.5
Indemnification assets	9.2	9.8
Deferred tax assets	50.8	74.9
Other non-current assets	3.6	0.4

Right-of-use assets	127.9	133.6
Property and equipment	96.7	95.9
Intangible assets	661.0	660.8

TOTAL NON-CURRENT ASSETS	956.1	982.0

TOTAL ASSETS	1,687.8	1,735.9

1Q21 Results	18

	December 31, 2020	March 31, 2021
LIABILITIES

CURRENT LIABILITIES

Trade payables	32.2	34.8
Loans and financing	151.8	151.7
Lease liabilities	23.4	24.9
Labor and social obligations	26.7	37.1
Income taxes payable	—	2.8
Taxes payables	2.4	2.8
Prepayments from customers	9.7	10.9
Accounts payable from acquisition of subsidiaries	135.0	138.1
Other current liabilities	1.4	2.2
	382.6	405.4

Liabilities directly associated with assets classified as held for sale	—	—

TOTAL CURRENT LIABILITIES	382.6	405.4

NON-CURRENT

Loans and financing	—	—
Lease liabilities	126.0	131.2
Share-based compensation	46.2	50.0
Accounts payable from acquisition of subsidiaries	139.9	132.0
Provisions for contingencies	14.4	15.7
Deferred tax liabilities	—	—
Other non-current liabilities	0.7	0.7

TOTAL NON-CURRENT LIABILITIES	327.2	329.5

TOTAL LIABILITIES	709.8	734.9

EQUITY

Share capital	—	—
Capital reserves	1,022.1	1,023.4
Revenue reserves	—	—
Retained earnings (Accumulated losses)	(44.1)	(22.4)

TOTAL EQUITY	978.0	1,001.0

TOTAL LIABILITIES AND EQUITY	1,687.8	1,735.9

1Q21 Results	19

Unaudited Interim condensed consolidated statements of cash flows for the three-months period ended March 31, 2021 and 2020 (in millions of Brazilian Reais)

	1Q20	1Q21
Cash flows from operating activities
Income before taxes	2.4	8.4
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	16.7	13.8
Impairment of non-current assets	—	—
Net impairment losses on financial assets	16.6	25.0
Provision for revenue cancellation	3.6	0.1
Provision for contingencies	1.1	1.4
Accrued interests	7.0	4.4
Share-based compensation	1.4	5.0
Modification of lease contracts	(3.5)	0.0
Lease discounts	—	(0.1)
Loss on sale or disposal of non-current assets	—	—
Changes in operating assets and liabilities:
Trade receivables	(29.3)	(29.2)
Prepayments	(2.2)	(2.2)
Other assets	(0.7)	4.0
Trade payables	4.1	2.6
Labor and social obligations	8.3	10.3
Other taxes payable	0.9	0.4
Prepayments from customers	1.0	1.3
Other payables	0.4	0.8
Cash from operations	27.6	45.9

Income tax paid	(2.3)	(6.7)
Interest paid	(3.8)	(6.5)
Contingencies paid	(0.4)	(1.1)
Net cash provided by operating activities	21.1	31.5

Cash flows from investing activities
Purchase of property and equipment	(10.5)	(2.3)
Purchase and capitalization of intangible assets	(10.9)	(7.1)
Payments for the acquisition of interests in subsidiaries	—	(10.6)
Proceeds from (acquisition of) short-term investments, net	1.7	0.4
Net cash used in investing activities	(19.7)	(19.5)

Cash flows from financing activities
Payments of lease liabilities	(1.7)	(2.4)
Net cash (used in) provided by financing activities	(1.7)	(2.4)

Net increase in cash and cash equivalents	(0.3)	9.6
Cash and cash equivalents at the beginning of the year	2.5	85.9
Cash and cash equivalents at the end of the year	2.1	95.5

1Q21 Results	20

Reconciliation of Adjusted EBITDA

R$ millions	1Q20	1Q21
Profit (loss) for the year	13.8	21.7
(+) Deferred and current income tax	(14.1)	(13.3)
(+) Financial result	8.4	4.3
(+) Depreciation and amortization	13.8	13.9
(+) Interest on tuition fees paid in arrears	3.8	5.3
(+) Share-based compensation plan	1.4	5.0
(+) Other income (expenses), net	(0.9)	(0.3)
(+) M&A, pre-offering expenses and restructuring expenses	2.6	3.6
Adjusted EBITDA	28.8	40.2

Reconciliation of Adjusted Net Income

R$ millions	1Q20	1Q21
Profit (loss) for the year	13.8	21.7
(+) M&A, pre-offering expenses and restructuring expenses	2.6	3.6
(+) Share-based compensation plan	1.4	5.0
(+) Amortization of intangible assets from business combinations	6.1	2.8
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	4.4	3.0
(-) Corresponding tax effects on adjustments	(2.7)	(20.1)
Adjusted Net Income	25.6	16.0

Cash Conversion from Operations

R$ millions	1Q20	1Q21
Cash from Operations	27.6	45.9
(+) Income tax paid	(2.3)	(6.7)
Adjusted Cash from Operations	25.3	39.2

Adjusted EBITDA	28.8	40.2
(-) M&A, pre-offering expenses and restructuring expenses	(2.6)	(3.6)
Adjusted EBITDA including M&A, pre-offering expenses and restructuring expenses	26.2	36.6

Adjusted Cash Flow Conversion from Operations	96.6%	107.1%

1Q21 Results	21